MACDERMID GROUP, INC.
245 Freight Street
Waterbury, CT 06702

March 28, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form S-1 (Registration No. 333-175473), filed on July 11, 2011, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), MacDermid Group, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal the Registrant’s Registration Statement on Form S-1 that was initially filed by the Registrant on July 11, 2011 (Registration No. 333-175473), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above.

Due to current public market conditions, the Registrant has determined not to proceed with its initial public offering contemplated by the Registration Statement at this time.  The Registration Statement has not been declared effective and no securities have been or will be sold pursuant to the Registration Statement.  The Registrant believes the withdrawal to be consistent with the public interest and protection of investors. The Registrant reserves the right to undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account and used to offset the filing fee for any future registration statement.

Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned by facsimile at (203) 575-7970 with a copy to Craig F. Arcella at Cravath, Swaine & Moore LLP, outside counsel to the Registrant, by facsimile at (212) 474-3700.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (203) 575-5646 or Mr. Arcella at (212) 474-1024.

MACDERMID GROUP, INC.

By:	/s/ John L. Cordani
Name: John L. Cordani
Title: Vice President, Corporate Secretary and General Counsel